Exhibit 99.6

Certification of Principal Financial Officer

pursuant to

18 U.S.C. Section 1350

as adopted pursuant to Section 906 of

the Sarbanes-Oxley Act of 2002

In connection with the annual report of SMART Technologies Inc. (the “Company”) on the Form 40-F for the fiscal year ending March 31, 2014 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Kelly Schmitt, Vice President, Finance and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

3. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

4. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated May 15, 2014.

By:	/s/ Kelly Schmitt
Kelly Schmitt
Vice President, Finance and Chief Financial Officer